PROSPECTUS
                                                  This filing is made pursuant
                                                  to Rule 424(b)(2) under
                                                  the Securities Act of
                                                  1933 in connection with
                                                  Registration No. 333-23589


                                 ENDOCARE, INC.

                                2,550,714 SHARES
                                  COMMON STOCK
                           PAR VALUE $0.001 PER SHARE

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     The 2,550,714 shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of Endocare, Inc. (the "Company") offered hereby are to be sold by the persons and entities named herein under "Selling Stockholders."

          INVESTORS SHOULD CONSIDER THE INFORMATION SET FORTH IN THIS PROSPECTUS BEGINNING ON PAGE 3 UNDER "RISK FACTORS" PRIOR TO PURCHASE.

     Holders of the Shares may resell the Shares from time to time in transactions on the Nasdaq SmallCap Market, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers. See "Plan of Distribution." Sales of the Shares may be effected by selling such securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

     None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."
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The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ENDO." On August 1, 1997, the reported closing price of the Company's Common Stock on the Nasdaq SmallCap Market was $3.50 per share.

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  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

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     No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.


                 THE DATE OF THIS PROSPECTUS IS AUGUST 1, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. In addition the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (1) The Annual Report of the Company on Form 10-K (File No. 0-27212) for its fiscal year ended December 31, 1996, as filed with the Commission on February 21, 1997, as amended by Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 1996, as filed with the Commission on March 4, 1997, by Amendment No. 2 on Form 10-K/A for the fiscal year ended December 31, 1996, as filed with the Commission on May 30, 1997, and by Amendment No. 3 on Form 10-K/A for the fiscal year ended December 31, 1996, as filed with the Commission on July 8, 1997;

          (2) The description of the Common Stock contained in a registration statement on the Company's Form 10-SB/A Amendment No. 2, as filed with the Commission on January 5, 1996;

          (3) The definitive Proxy Statement of the Company, as filed with the Commission on March 6, 1997;

          (4) The Quarterly Report of the Company on Form 10-Q for the quarterly period ended March 31, 1997, as filed with the Commission on May 20, 1997; and

          (5) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Paul W. Mikus, President, Endocare, Inc., 7 Studebaker, Irvine, California 92618, telephone number (714) 595-4770.

                                  RISK FACTORS

     An investment in the Shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus.

     This Prospectus, including the information set forth below, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements regarding the Company's development of new products, its ability to market and sell existing products and obtain regulatory approvals, the trends in the markets served by the Company and the Company's ability to meet its liquidity requirements. Prospective purchasers are cautioned that all forward-looking statements are subject to risks and uncertainties, including, without limitation, the risks outlined in this section.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES

     The Company has a limited history of operations as an independent operating entity. Since its inception, the Company has engaged primarily in research and development, and the Company has minimal experience in manufacturing, marketing and selling its products in commercial quantities. Additionally, the Company has incurred annual operating losses since its inception, and expects to continue to incur operating losses as new products will require substantial development, clinical, regulatory, manufacturing and other expenditures. As of March 31, 1997, the Company's accumulated deficit was approximately $2.27 million. There can be no assurance that ENDOcare will successfully develop or commercialize its current or future products, that the Company will achieve significant revenues from sales, or that the Company will achieve or sustain profitability in the future. Additionally, successful completion of the Company's development program and its transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company's cost structure and obtaining additional financing adequate to fulfill its research and development activities to continue refinement of existing products and to develop and commercialize new products.

DECLINING SALES OF EXISTING PRODUCTS; UNCERTAIN MARKET ACCEPTANCE OF THE COMPANY'S NEW PRODUCTS

     Sales of several existing ENDOcare products, including Prolase(R) and Diolase(TM), have declined and are expected to continue to decline over the next two years and beyond. Certain of the Company's products, including ENDOcare's CRYOcare Systems, which were introduced in the second quarter of 1996, are in the early stages of development or market introduction. There can be no assurance that any of the Company's products will be accepted by potential customers. The Company's ability to successfully market its CRYOcare System is dependent upon acceptance of cryosurgical procedures in the United States and certain international markets. Although cryosurgery has existed for many years, cryosurgery has not been widely accepted due to cost, competing products and limited reimbursement by third party payers. The acceptance of cryosurgery by the general population also may be affected adversely by its price, concerns relating to its safety and efficacy, the accepted effectiveness of alternative methods of correcting urological disorders and lack of reimbursement from third party payers. Medicare does not currently reimburse for cryosurgical ablation of the prostate, the approved use of the Company's eight probe CRYOcare System. In addition, any future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryosurgery, whether from the Company's products or the products of the Company's competitors, could adversely affect acceptance and reimbursement for cryosurgery. Emerging new technologies and procedures to treat cancer, prostate enlargement and other prostate disorders also may adversely affect the market acceptance of cryosurgery. There can be no assurance that the Company's CRYOcare Systems will gain any significant degree of market acceptance among physicians, patients and health care payers.

UNCERTAINTY OF PRODUCT DEVELOPMENT; RISKS RELATED TO CLINICAL TRIALS

     The Company's growth is substantially dependent upon its continued ability to successfully develop, commercialize and market new products. ENDOcare's future products are in varying stages of development.

There can be no assurance that the Company will be successful in developing and commercializing new products that achieve market acceptance or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. There can be no assurance that the Company's products in development will prove to be safe and effective in clinical trials under applicable regulatory guidelines, and clinical trials may identify significant technical or other obstacles that must be overcome prior to obtaining necessary regulatory or reimbursement approvals. Even if a product overcomes these obstacles, the Company's products will not be used unless they present an attractive alternative to other treatments and the clinical benefits to the patient and cost savings achieved through use of the Company's products outweigh the cost of such products. The Company believes that recommendations and endorsements of physicians and patients and reimbursement by health care payers will be essential for market acceptance of its products, and there can be no assurance that any such recommendations, endorsements or reimbursements will be obtained. Failure of the Company to successfully develop, commercialize and market new products or the failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON BOSTON SCIENTIFIC; LIMITED SALES AND MARKETING EXPERIENCE

     The Company has only limited experience marketing and selling its products, and does not have experience marketing and selling its products in commercial quantities. In November 1996, the Company entered into an eight year exclusive distribution agreement whereby Boston Scientific agreed to market and distribute the Company's CRYOcare Systems worldwide. As a result, future sales of the CRYOcare System, the Company's main product, will be dependent on the marketing efforts of Boston Scientific. The Company derives a majority of its revenues from the sales of CRYOcare Systems and expects that sales of CRYOcare Systems will continue to constitute the majority of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sales of CRYOcare Systems would have a material adverse effect on the Company's business, financial condition and results of its operations. Although the distributorship agreement requires Boston Scientific to purchase a minimum number of products, if and when there were a lack of sales as a result of unforeseen regulatory (including lack of Medicare reimbursement of cryosurgical ablation of the prostate) or clinical circumstances relating to a product or failure of the Company to deliver products in a timely manner, the minimum purchase requirements can be renegotiated. Currently, Medicare does not provide reimbursement for cryosurgical ablation of the prostate, the approved use of the Company's eight probe CRYOcare System.

     The Company believes that to become and remain competitive, it will need to continue to develop third party distribution channels and/or a substantial direct sales force for its new and other products. Establishing marketing and sales capabilities sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to recruit and retain direct sales personnel, or that the Company will succeed in establishing and maintaining any third party distribution channels, or that the Company's future sales and marketing efforts will succeed at all.

     In addition, under the distribution agreement, Boston Scientific has a right of first refusal to match any offer received by the Company from a third party to purchase the assets related to the CRYOcare System for urological applications, and a right to buy the assets and technology related to the CRYOcare System for urological applications at purchase dates of twenty-four, thirty-six and forty-eight months after the date that Medicare provides reimbursement for cryosurgical ablation of the prostate, for a purchase price of 1.7, 1.5 and 1.3 times net sales for the product for the preceding twelve months, but not less than $40 million, $50 million and $60 million, respectively. This buyout provision may have the impact of creating a theoretical cap on the value of the CRYOcare System for urological applications and, indirectly, the market value of the Company.

PRIOR RELIANCE ON MEDSTONE; NEED FOR ADDITIONAL FINANCING

     The Company operated as a division or wholly owned subsidiary of Medstone from its commencement of operations until January 1996 and relied upon Medstone for financial support and for assistance with personnel management and financial administration. ENDOcare anticipates that its need for working capital through the end of 1997 should be satisfied with the proceeds from the $7.8 million private placement of Common Stock by Endocare which closed on January 27, 1997. Insofar as the Company may elect to undertake or accelerate significant research and development projects for new products or may pursue corporate acquisitions, it may require additional outside financing prior to such time. The Company expects that to meet its long-term needs it will need to raise substantial additional funds through the sale of its equity securities, the incurrence of indebtedness or through funds derived through entering into collaborative arrangements with third parties. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION; RAPID TECHNOLOGICAL AND INDUSTRY CHANGE

     ENDOcare competes in an established field of surgical device manufacturers, and the competition in this field is intense. Many of the Company's competitors are significantly larger than the Company and have greater financial, technical, research, marketing, sales, distribution and other resources than the Company. Additionally, the Company believes there will be intense price competition for products developed in the Company's markets. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products, including drug-based treatments, that are more effective or commercially attractive than any that are being developed or marketed by the Company, or that such competitors will not succeed in obtaining regulatory approval, introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that, even if the Company is able to compete successfully, it would do so in a profitable manner.

     The medical device industry generally, and the urological disease treatment market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. The Company's future success will depend upon its ability to develop and introduce new cost effective products in a timely manner. There can be no assurance that the Company's products will not be rendered obsolete as a result of future innovations.

LIMITED MANUFACTURING EXPERIENCE

     The Company has limited experience in producing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. The Company's failure to overcome these manufacturing problems could materially adversely affect the Company's business, financial condition and results of operations.

     The Company uses a combination of internal manufacturing capacity and third party manufacturers in its manufacturing efforts. Most of the Company's purchased components and processes are available from more than one vendor. However, certain components and processes are currently available from or performed by a single vendor. Any supply interruption from a single source vendor would have a material adverse effect on the Company's ability to manufacture its products until a new source of supply was qualified and, as a result, could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the ability of third party manufacturing sources to deliver components or finished goods will affect the Company's ability to commercialize its products, and the Company's dependence on third party sources may adversely affect the Company's profit margins.

     Additionally, the Company's success will depend in part upon its ability to manufacture its products in compliance with the FDA's Good Manufacturing Practices ("GMP") regulations and other regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Failure to increase production volumes in a timely or cost effective manner or to maintain compliance with GMP or other regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

     The Company's future success depends to a significant degree upon the continued service of key technical and senior management personnel, including Paul W. Mikus, the President of the Company, none of whom is bound by an employment agreement or covered by an insurance policy of which the Company is the beneficiary. The Company's future success also depends on its continuing ability to attract, retain and motivate highly qualified technical, managerial and sales personnel. The inability to retain or attract qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     Governmental regulations in the United States and other countries are a significant factor affecting the research and development, manufacture and marketing of the Company's products. In the United States, the United States Food and Drug Administration ("FDA") has broad authority under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act to regulate the distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions which vary from country to country.

     The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. There can be no assurance that ENDOcare will be able to obtain necessary approvals for clinical testing or for manufacturing or marketing of its products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, governmental regulation may be established which could prevent, delay, modify or rescind regulatory approval of ENDOcare's products. There can be no assurance that any such position by the FDA, or change of position by the FDA, would not adversely impact the Company's business, financial condition or results of operations.

     Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the Company's products may be marketed. In addition, to obtain such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on the Company. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. There can be no assurance that the Company will be able to obtain regulatory approvals for its products on a timely basis or at all, and delays in receipt of or failure to receive such approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT

     In the United States, health care providers, such as hospitals and physicians, that purchase medical devices such as the Company's products, generally rely on third party payers, principally Federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving the Company's products. Currently, Medicare does not reimburse for cryosurgical ablation of the prostate, the approved use of the Company's eight probe CRYOcare System. Without such reimbursement, market acceptance and use of the product will be limited and may adversely affect the Company's revenues from sales of the product. There can be no assurance that the cost of medical procedures involving the Company's products will be reimbursed by Medicare or other governmental, insurance or third party payers.

     In addition, the Company anticipates that in a prospective payment system, such as the DRG system utilized by Medicare, and in many managed care systems used by private health care payers, the cost of the Company's products will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for the Company's products. Separate reimbursement for the Company's products is not expected to be available in the United States and there can be no assurance that reimbursement for the Company's products will be available in international markets under either governmental or private reimbursement systems.

     Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payers, particularly to the extent any such changes affect reimbursement for procedures in which the Company's products are used. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payers for procedures involving the Company's products, or adverse changes in governmental and private third party payers' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND RECALL RISKS

     The manufacture and sale of medical products entails significant risk of product liability claims or product recalls. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the clinical trials or sales of its products. In addition, the Company may require increased product liability coverage as its products are commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage, or a recall of the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY RELATED TO HEALTH CARE REFORM

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private purchasing groups, price controls and other fundamental changes to the health care delivery system. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. The Company cannot predict what impact the adoption of any Federal or state health care reform measures, future private sector reform or market forces may have on its business.

DEPENDENCE ON PATENT AND PROPRIETARY RIGHTS

     ENDOcare's success will depend in part on its ability to secure and protect intellectual property rights relating to its technology. While ENDOcare believes that the protection of patents or licenses is important to its business, it also relies on trade secrets, know-how and continuing technological innovation to maintain its competitive position. No assurance can be given that ENDOcare's patent applications will be approved, that ENDOcare will develop any additional proprietary products that are patentable and/or that any issued patents will provide ENDOcare with a competitive edge or will not be challenged by any third parties.

     No assurance can be given that ENDOcare's processes or products will not infringe patents or proprietary rights of others or that any license required would be made available under any such patents or proprietary rights, on terms acceptable to ENDOcare or at all. From time to time, the Company has received correspondence alleging infringement of proprietary rights of third parties. No assurance can be given that any relevant claims of third parties would not be upheld as valid and enforceable, and therefore that the Company could be prevented from practicing the subject matter claimed or would be required to obtain licenses from the owners of any such proprietary rights to avoid infringement.

     The Company seeks to preserve the confidentiality of its technology by entering into confidentiality agreements with its employees, consultants, customers, and key vendors and by other means. No assurance can be given, however, that these measures will prevent the unauthorized disclosure or use of such technology.

LIQUIDITY

     ENDOcare Common Stock began trading on the Nasdaq SmallCap Market on February 28, 1997. Between February 20, 1996 and February 28, 1997, the Common Stock traded on the Nasdaq electronic bulletin board. As a result, the Common Stock has a limited trading history. If the Company is unable to maintain the standards for quotation on the Nasdaq Small Cap Market, the ability of investors to resell their shares after registration with the Securities and Exchange Commission may be limited. In addition, the Company's securities may be subjected to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. This could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of holders of the Company's securities to sell their securities in the secondary market.

     There can be no assurance regarding the price at which the ENDOcare Common Stock will trade before or after the date of this Prospectus. The market prices for securities of emerging companies have historically been highly volatile. Future announcements concerning ENDOcare or its competitors, including the Company's operating results, technological innovations or new commercial products, corporate collaborations, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of ENDOcare's products, as well as investor perception of the Company and industry and general economic and market conditions, may have a significant impact on the market price of ENDOcare's Common Stock. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION

     Sales of Common Stock (including shares issued upon the exercise of outstanding options and warrants) after the date of this Prospectus could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company would deem appropriate. As of July 15, 1997, the Company had 8,231,270 shares of Common Stock outstanding, of which 5,652,389 shares may be freely traded (unless held by an affiliate of the Company), and the remaining 2,578,881 shares were restricted securities within the meaning of the Securities Act. Of the 2,578,881 restricted shares of Common Stock, 2,550,714 are being registered in connection with this offering. As a result, upon completion of this offering, 28,167 shares of Common Stock will be restricted securities. In addition, as of July 15, 1997 warrants to purchase 382,497 shares of Common Stock were outstanding. Also, as of July 15, 1997 stock options to purchase 1,511,500 shares of Common Stock had been granted under the Company's stock option plans, subject to various vesting schedules. Stock options to purchase an additional 638,500 shares of Common Stock may be issued by the Company from time to time under such option plans and up to 250,000 shares of Common Stock may be purchased under the Company's Employee Stock Purchase Plan. An aggregate of 2,000,000 shares of Common Stock may be issued under the Company's 1995 Stock Plan, 150,000 shares of Common Stock may be issued under the Company's 1995 Director Option Plan and up to 250,000 shares of Common Stock may be issued under the Company's Employee Stock Purchase Plan. Exercise of these options or warrants may result in substantial dilution to investors. In addition, the Company has granted certain shareholders and warrantholders piggyback registration rights with respect to 357,497 shares of Common Stock.

     The price of the Shares to be sold in this offering may be substantially higher than the book value per share of Common Stock. Of the 2,550,714 shares to be sold in this offering, 2,218,714 shares were purchased by the Selling Stockholders for a purchase price of $3.50 per share in a private placement which occurred on January 27, 1997. The remaining 332,000 shares offered hereby were issued by the Company on January 27, 1997 upon conversion of promissory notes issued on August 26, 1996 at a conversion price of $2.50 per share of Common Stock. Investors purchasing the Shares offered hereby may therefore incur immediate, substantial dilution.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS; POSSIBLE NEGATIVE EFFECT ON STOCK PRICE

     Certain provisions of the Company's Certificate of Incorporation and the Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. For example, certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the shareholders, eliminate the ability of shareholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for shareholders to take certain corporate actions and may have the effect of delaying or preventing a change in control of the Company.

                                  THE COMPANY

     ENDOcare develops, manufactures and markets minimally invasive medical devices to treat a variety of urological conditions. The Company has focused its efforts on the development of surgical devices for the treatment of the two most common diseases of the prostate; benign prostatic hyperplasia ("BPH") and prostate cancer. To date, the Company has received marketing clearance by the FDA for six of its products and has an attractive research and development pipeline for other novel urological devices.

     ENDOcare has developed and recently introduced an innovative, second generation cryosurgical system for the treatment of prostate cancer. The CRYOcare(TM) System offers the advantage of controlled, targeted freezing of the tumor with the benefit of faster patient recovery and minimal complications. In November, 1996, the Company entered into an exclusive worldwide distribution agreement with Boston Scientific Corporation ("Boston Scientific") to market and sell the CRYOcare System for urological applications. The Company expects that the partnership with Boston Scientific will allow the proper clinical and market development necessary to position the CRYOcare System as an accepted outpatient therapy for the treatment of prostate cancer. See "Risk Factors -- Dependence on Boston on Scientific; Limited Marketing Experience."

     ENDOcare also is developing new therapies for the improved treatment of BPH. The Company's initial product development efforts for BPH involve the use of stent technology to provide both immediate and long-term relief to BPH patients. ENDOcare is implementing a two-part strategy for the commercialization of its stent-based BPH therapies. The first stage is the development of the Company's Horizon Temporary Stent(TM). This nitinol-based stent has shape memory characteristics for easy placement via a catheter following surgical intervention of the prostate and convenient nontraumatic removal of the stent following the healing process. The Company believes that its Horizon Temporary Stent will address one of the major issues of BPH therapy, the immediate relief of patients following thermotherapy and surgical resection. ENDOcare has recently commenced preclinical studies for the Horizon Temporary Stent and expects to begin clinical trials in late 1997.

     The second stage in developing the Company's stent technology will combine the Company's nitinol stent with a catheter system which will deliver thermotherapy. The Company believes that this Hot Stent(TM) will provide immediate and long-term therapy in a one-step process. Both stent applications are being designed to be performed on an outpatient basis. The ability to perform BPH therapy in this manner is expected to result in an increase in the number of BPH sufferers who will seek curative surgical procedures.

     The Company also markets disposable surgical devices for the treatment of BPH. The Prolase fiber optic catheter was introduced in 1993, the Diolase 60, a surgical laser, was introduced in 1994 to be used with the Prolase laser fiber and the Uroloop and Vaporbar electrosurgical cutting elements were introduced in late 1995.

     ENDOcare became an independent public company effective as of January 1, 1996, through a tax-free spinout by its former parent company, Medstone International, Inc. ("Medstone") The core operations of ENDOcare commenced in 1990, first as the research and development arm of Medstone and ultimately as a separate division focusing on the development of novel urological devices. ENDOcare and its management team successfully developed and launched innovative devices to improve the performance of existing urological procedures by minimizing trauma to patients. Over the past five years, the Company has expanded its research efforts, which have resulted in the development of products that offer multiple opportunities to treat BPH and prostate cancer less invasively on an outpatient basis.

     The Company's principal executive offices are located at 7 Studebaker, Irvine, California 92618, and its telephone number is (714) 595-4770.

                                USE OF PROCEEDS

     The Shares are being sold by the Selling Stockholders and, accordingly, the Company will receive none of the proceeds therefrom.

                            THE SELLING STOCKHOLDERS

     All of the shares of Common Stock offered hereby are offered by the Selling Stockholders. Any sales of such Shares will be for the account of such persons or entities and none of the proceeds of such offering will be received by the Company. The following table sets forth, with respect to the Selling Stockholders, the number of shares of Common Stock and percentage of Common Stock owned by each Selling Stockholder prior to this offering, the number of shares of Common Stock offered for each Selling Stockholder's account and the number of shares of Common Stock and percentage of Common Stock owned by each Selling Stockholder after the anticipated completion of this offering.

                                         SHARES OF    PERCENT OF                     SHARES OF
                                          COMMON        COMMON        SHARES OF       COMMON      PERCENT OF
                                        STOCK OWNED   STOCK OWNED      COMMON       STOCK OWNED     COMMON
                                         PRIOR TO      PRIOR TO     STOCK OFFERED      AFTER      STOCK OWNED
                                           THIS          THIS          IN THIS         THIS       AFTER THIS
     NAME OF SELLING STOCKHOLDER         OFFERING      OFFERING       OFFERING       OFFERING      OFFERING
--------------------------------------  -----------   -----------   -------------   -----------   -----------
Pharmaceutical/Medical Technology
  Fund, L.P.                                85,714         1.0           85,714         0               *
Essex Special Growth Opportunities
  Fund, L.P.                                55,000           *           55,000         0               *
Harris & Harris Group, Inc.                150,000         1.8          150,000         0               *
Health Reform Opportunities, L.P.           30,000           *           30,000         0               *
The Kaufman Fund, Inc.                   1,000,000        12.2        1,000,000         0               *
Par Investment Partners, L.P.              275,000         3.4          275,000         0               *
Porter Partners, L.P.                      145,000         1.7          145,000         0               *
EDJ Limited                                 25,000           *           25,000         0               *
Technology Funding Partners III,
  L.P.(1)                                  474,000(2)      5.8          354,000      120,000 (2)      1.5
Technology Funding Venture Partners
  IV, an Aggressive Growth Fund,
  L.P.(1)                                   15,800(3)        *           11,800       4,000  (3)        *
Technology Funding Venture Partners V,
  an Aggressive Growth Fund, L.P.(1)        15,800(4)        *           11,800       4,000  (4)        *
Technology Funding Medical Partners I,
  L.P.(1)                                  126,400(5)      1.5           94,400      32,000  (5)        *
Opco Senior Executive Investment
  Partnership, L.P.(6)                      43,000           *           43,000         0               *
Westfield Performance Fund, L.P.            70,000           *           70,000         0               *
Educational Employees Supplementary
  Retirement System of Fairfax County       56,450           *           56,450         0               *
NCR Pension Trust                           15,450           *           15,450         0               *
Newell Pension Investment Committee         54,600           *           54,600         0               *
Robinson Companies Profit Sharing
  Trust                                      4,900           *            4,900         0               *
AT&T Investment Management Corp.            34,700           *           34,700         0               *
Local 25 S.E.I.U. Employers Pension
  Plan                                       5,350           *            5,350         0               *
Sisters of St. Joseph Carondelet            11,700           *           11,700         0               *
Tracor, Inc.                                16,850           *           16,850         0               *
                                         ---------                    ---------      -------
          TOTALS:                        2,710,714                    2,550,714      160,000
                                         =========                    =========      =======

---------------

 *  Less than 1%.

(1) Peter F. Bernardoni is an officer of Technology Funding Inc. and a partner of Technology Funding Ltd., each a general partner of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P., Technology Funding Ventures Partners V, an Aggressive Growth Fund, L.P., and Technology Funding Medical Partners I, L.P. (collectively, the "Funds"). Mr. Bernardoni has sole voting and shared investment power with respect to all shares owned by the Funds, and therefore may be deemed to be a beneficial owner of such shares. Mr. Bernardoni has served on the Company's Board of Directors since November 1995 and is a member of the Compensation

    Committee and Audit Committee of the Board of Directors. As compensation for being an outside director, Mr. Bernardoni has been granted stock options to purchase 15,000 shares of Common Stock of the Company. In August 1996, the Company obtained a two-year $1,500,000 borrowing facility from the Funds. In connection with such loan, the Funds also received warrants for the purchase of up to 150,000 shares of Common Stock of the Company, exercisable at any time on or before August 26, 2001 at the price of $3.00 per share, and received an origination fee of 10,000 shares of Common Stock on that same date. On January 27, 1997, the outstanding principal balance of $750,000 under such loan was converted, at the option of the holders, into 300,000 shares of Common Stock at a conversion price of $2.50 per share. Interest on the loan had accrued at a rate of 16% per year, and all $50,000 was converted into 20,000 shares on that same date at $2.50 per share. The Funds received an additional 12,000 shares of Common Stock ($50,250 total market value) to induce conversion of the loan at that time. At the Company's election, the remaining borrowing facility was cancelled on that same date.

(2) Includes warrants to purchase an additional 112,500 shares of Common Stock.

(3) Includes warrants to purchase an additional 3,750 shares of Common Stock.

(4) Includes warrants to purchase an additional 3,750 shares of Common Stock.

(5) Includes warrants to purchase an additional 30,000 shares of Common Stock.

(6) Oppenheimer & Co., Inc., an entity affiliated with Opco Senior Executive Investment Partnership, L.P., acted as placement agent for the offering and sale of 2,218,714 shares of Common Stock of the Company in a private placement which closed on January 27, 1997. Oppenheimer & Co., Inc. received a placement fee of $543,585, a warrant to purchase 177,497 shares of Common Stock of the Company, exercisable at any time between January 28, 1998 and January 27, 2002 at an exercisable price of $4.20 per share, and reimbursement for certain out-of-pocket expenses.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

     The following summary is a description of certain provisions of the Company's Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"). Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation.

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value, and 1,000,000 shares of Preferred Stock, $0.001 par value ("Preferred Stock").

COMMON STOCK

     As of July 15, 1997, there were 8,231,270 shares of Common Stock issued and outstanding.

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights applicable to the Common Stock.

     Subject to the preferences or other rights applicable to shares of Preferred Stock that may be issued from time to time, holders of shares of Common Stock are entitled to participate ratably in dividends, if, when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation or dissolution of the Company, to share ratably in all assets available for distribution to stockholders after payment of liabilities and preferred stock preferences, if any.

     The authorized but unissued shares of Common Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may be listed. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the Company's Board of Directors, without any vote or action by the holders of Common Stock, to issue Preferred Stock from time to time in one or more series. The Board is authorized to determine the number of shares and designation of any series of Preferred Stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms and the other designations, preferences and relative, participating, optional and other special rights and such qualifications, limitations or restrictions of any series of Preferred Stock. The Preferred Stock would be subject to the applicable rules of The Nasdaq Stock Market, Inc. or other organizations on whose systems the stock of the Company may then be quoted or listed. Depending upon the terms of Preferred Stock established by the Board, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of Common Stock, would dilute the voting power of the outstanding Common Stock. As of July 15, 1997, the Company had no outstanding shares of Preferred Stock.

NO PREEMPTIVE RIGHTS

     No holder of any capital stock of the Company has any preemptive rights to subscribe for or purchase any securities of any class or kind of the Company.

TRANSFER AGENT

     The Company's registrar and transfer agent for the Common Stock is U.S. Stock Transfer Corporation.

                              PLAN OF DISTRIBUTION

     The Shares are being registered to permit public secondary sales of the Shares by the Selling Stockholders from time to time until the earlier of:
January 27, 2000; such date as all of the Shares offered hereby have been sold; or such time as all of the Shares offered hereby can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and the expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act.

     The Company anticipates that the Selling Stockholders may sell all or a portion of the Shares from time to time on the Nasdaq SmallCap Market, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers. Brokers participating in such transactions may receive customary brokerage commissions from the Selling Stockholders. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. In connection with such sales, the Selling Stockholders and brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act and may be deemed by the National Association of Securities Dealers to have received underwriting compensation for purposes of the Association's Rules of Fair Practice. The Company will receive no proceeds from this offering.

                                 LEGAL OPINION

     The validity of the Shares offered hereby is passed upon for the Company by Riordan & McKinzie, a Professional Law Corporation, Orange County, California.

                                    EXPERTS

     The financial statements and schedule of Endocare, Inc. as of December 31, 1996 and for the year ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 financial statements refers to the restatement of the financial statements of Endocare, Inc. as of December 31, 1996, and for the year then ended, and to a change in the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

     The financial statements and schedule of Endocare, Inc. for the years ended December 31, 1995 and 1994 appearing in Endocare, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.